2 May 2018 2018 Annual general meeting EXHIBIT 99.5

Simon Thompson Chairman

Welcome to country

Board of directors

© Rio Tinto 2018 Strong 2017 performance 5 Autonomous haul trucks, Silvergrass, Pilbara, Western Australia EBITDA of US$18.6 billion Operating cashflow of US$13.9 billion Underlying earnings of US$8.6 billion Divestment proceeds of US$2.7 billion Invested US$2.5 billion in high-return growth

© Rio Tinto 2018 Returns to shareholders 6 Grande-Baie Aluminium smelter, Saguenay, Quebec, Canada Full year dividend of US$5.2 billion Share buy-backs declared of US$4.5 billion Total cash returns to shareholders for 2017 of US$9.7 billion Taking total since 2011 to over US$40 billion

© Rio Tinto 2018 Significant economic contribution 7 Amrun Chith export facility, Queensland, Australia US$5.1 billion of taxes and royalties paid in 2017 In Australia paid A$4.9 billion taxes and royalties in 2017 Taking total Australian payments since 2011 to more than A$40 billion

As pioneers in mining and metals, we produce materials essential to human progress Safety Teamwork Respect Integrity Excellence

Pioneering progress

J-S Jacques Chief executive

Safety is one of our core values

© Rio Tinto 2018 Chief Executive Safety Awards 2017 12 Most Improved Award: Cape Lambert, Iron Ore Best Contractor Award: Diavik Underground Sustaining Capital Group Chief Executive Safety Award 2017: Oyu Tolgoi operations

© Rio Tinto 2018 Performance with purpose 13 As pioneers in mining and metals, we produce materials essential to human progress Our strategy To deliver superior returns for our shareholders through the cycle Our 4 priorities Performance Portfolio Partnership People The way we work – Our code of conduct Safety Teamwork Respect Integrity Excellence Purpose Strategy Values

© Rio Tinto 2018 Performance: strong results 14 Cash flows from operations of US$1.9 billion EBITDA margin 36% Cash flows from operations of US$2.6 billion Integrated operations EBITDA margin 35% Cash flows from operations of US$8.5 billion Pilbara operations FOB EBITDA margin 68% Cash flows from operations of US$1.7 billion Free cash flow of US$319m EBITDA margin 39% Aluminium Copper & Diamonds Energy & Minerals Iron Ore Kitimat, British Columbia, Canada Rio Tinto Kennecott, Utah, US QMM, Madagascar Pilbara, Western Australia

© Rio Tinto 2018 Commercial performance step-up 15 Singapore skyline Commercial organisation in Singapore Partnering with customers Collaboration with suppliers

© Rio Tinto 2018 Portfolio: world class assets Silvergrass iron ore Pilbara Fast-track build in 12 months opened August 2017 Oyu Tolgoi underground copper 14,000 employees Amrun bauxite A$1.37 billion invested in Queensland suppliers 16

© Rio Tinto 2018 Partnerships: trust and collaboration 17 Primary education, Wickham, Pilbara, Australia Invested US$176 million across 1,300 community programmes Training programme with SASAC starting in Perth Partnership with Western Cape College in Queensland

© Rio Tinto 2018 People: engaged and capable 18 Employees at East Weipa Mine Centre, Queensland, Australia 47,000 colleagues Invested in leadership programmes Parental leave and measures to address domestic violence

Outlook

© Rio Tinto 2018 Resolutions 1 - 18 Resolution 1 Receipt of the 2017 Annual report Resolution 2 Approval of the Remuneration Policy Resolution 3 Approval of the Directors’ Remuneration Report: Implementation Report Resolution 4 Approval of the Directors’ Remuneration Report Resolution 5A Approval of the Rio Tinto 2018 Equity Incentive Plan Resolution 5B Approval of potential termination benefits payable under the Rio Tinto 2018 Equity Incentive Plan 20 Resolution 6-14 Re-election of directors Resolution 15 Re-appointment of auditors Resolution 16 Remuneration of auditors Resolution 17 Authority to make political donations Resolution 18 Renewal of off-market and on-market share buy-back authorities

Remuneration policy

Remuneration decisions

© Rio Tinto 2018 Resolutions 1 - 18 Resolution 1 Receipt of the 2017 Annual report Resolution 2 Approval of the Remuneration Policy Resolution 3 Approval of the Directors’ Remuneration Report: Implementation Report Resolution 4 Approval of the Directors’ Remuneration Report Resolution 5A Approval of the Rio Tinto 2018 Equity Incentive Plan Resolution 5B Approval of potential termination benefits payable under the Rio Tinto 2018 Equity Incentive Plan 23 Resolution 6-14 Re-election of directors Resolution 15 Re-appointment of auditors Resolution 16 Remuneration of auditors Resolution 17 Authority to make political donations Resolution 18 Renewal of off-market and on-market share buy-back authorities

© Rio Tinto 2018 Resolutions 19 - 20 Resolution 19 Requisitioned resolution to amend the constitution of Rio Tinto Limited Resolution 20 Requisitioned resolution on public policy advocacy on climate change and energy 24

Q&As

2 May 2018 2018 Annual general meeting